UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 31,

2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 2Q25 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

Second quarter 2025 results

30 July 2025
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers

for slides

refer to

the second

quarter

2025 results

presentation.

Materials

and a

webcast
replay are available at

www.ubs.com/investors

Sergio P.

Ermotti
Slide 3: Key messages

Thank you, Sarah and good morning,

everyone.
We sustained robust momentum

during a quarter

that started with extreme

volatility by staying close

to our clients
and successfully executing the first wave

of our Swiss client account migrations,

a critical phase of our integration.
This drove strong quarterly results which contributed to a first half underlying return on CET1 capital of 13.3%.
These results highlight the power

of our differentiated business model and

our diversified global footprint.

Both of
which are

reinforced by

our balance

sheet for

all seasons

and our

disciplined efforts

to steadily

improve risk-adjusted
returns since the Credit Suisse acquisition.
Our clients

continue to

value the

breadth of

our advice

and global

capabilities. Our

invested assets

reached 6.6
trillion and

private and

institutional client

activity was

robust across

all our

regions. Global

Wealth Management
continued to attract

flows into our

discretionary solutions,

and we are

encouraged by

another quarter

of improving
demand for loans. We’ve made significant progress in migrating portfolios and streamlining our fund shelf within
Asset Management, positioning us to substantially

complete the integration of this business by year-end.

These efforts are unlocking the benefits of

greater scale and enhanced capabilities, particularly within our Unified
Global Alternatives

unit, where

we have

attracted 18

billion in

client commitments

year-to-date.

Invested assets
now exceed 300 billion and this momentum

reinforces our standing as a top player in alternatives.

In Switzerland, we remain steadfast in our commitment to act as a reliable partner for the Swiss economy. During the quarter, we

granted or

renewed 40

billion Swiss

francs of

loans as

we facilitated

client activity

and also

partnered
with our clients in their activities across the globe.
Meanwhile, the Investment Bank delivered a record second quarter in Global Markets. This reflects the strength of
our Equities franchise,

where we are benefitting

from market share

gains. It also

highlights the value

of our leading
FX business,

where our

expertise helps

our institutional

clients and

Swiss corporate

clients navigate

market volatility.
In Global Banking, while I am encouraged by the continued strengthening of our deal pipeline, client execution of
strategic plans was

delayed once

again this

quarter due

to ongoing

market uncertainties related

to international
trade and economic policies.
Looking

into

the

third

quarter,

we

continue

to

prioritize

the

needs

of

our

clients

while

further

advancing

our
integration efforts.

As we

continue to

see strong

market performance in

risk assets

combined with

a weak

U.S.
dollar, investor sentiment remains broadly

constructive, albeit tempered by ongoing uncertainties and a degree of news fatigue. Having said that, clients are ready to deploy capital as soon as conviction around the macro outlook
strengthens.
Moving to the

integration, we remain on

track to
[Edit: be]

substantially complete by

the end of 2026.

Recently we
completed the migration

of Credit

Suisse client accounts

booked outside Switzerland.

We have

also now moved
400,000 client

accounts booked

in

Switzerland from

the Credit

Suisse platform,

with minimal

disruption and

a
positive response. We

are on track

to migrate around 500,000

clients more through,

by the end

of this year and
the balance

of the

migration is

set to

be completed

by the

end of

the first

quarter 2026.

At the

same time,

we
further simplified

our operations across the organization and made

good progress in our active wind-down efforts
in Non-core and Legacy, particularly around costs.
This

also supports

our

strong

capital position,

with a

CET1 capital

ratio of

14.4%. This

is

allowing us

to follow
through

on our

2025 capital

return objectives

as we

accrue for

a double

digit increase

in our

dividend and

are
executing on our share

buyback plans. As

we said in June,

we will communicate

our 2026 capital

return plans with
our fourth-quarter

and full-year

results in February. As

importantly, our continued

momentum is

generating capital,
enabling us to strategically invest across the globe

to support our clients and position UBS for

the future.
We

remain

focused on

our targeted

investments in

the Americas

to support

our financial

advisors and

improve
profitability. At the same

time, we

aim to

further leverage

our position

as the

number one

wealth manager

in APAC
to drive growth, while reinforcing our leadership in EMEA and Switzerland.

Supporting these

objectives is

a consistent

investment in

infrastructure and

A.I. to

increase resilience,

enhance client
service and support our employees. Following the rollout of

our in-house assistant Red and the implementation of
55,000 Microsoft Co-pilot

licenses, we saw

four times as

many GenAI prompts

this quarter compared

to the fourth
quarter of last year. Building on this, we

are now extending access to Co-pilot so that all of our employees will be able to integrate A.I. into their daily workflow. We will continue to invest in our global capabilities to capitalize on
the benefits

of our diversified

business model

and global

footprint. This

remains a critical

priority as we

look beyond
the integration and prepare for long-term success.
Of

course,

one

critical

point

defining

our

future

will

be

the

outcome

of

the

ongoing

debate

on

regulation

in
Switzerland. As

this is

the first

time I

am talking

to you

since the

publication of

the Swiss

Federal Council’s

proposals
on June 6th, let me start by reiterating a few points.
For over a decade,

UBS has delivered enduring

value to all its stakeholders,

including Switzerland and

its taxpayers,
through

a

sustainable business

model

and a

balance sheet

for all

seasons. This

is

underpinned by

a

robust

risk
management culture alongside

a strong governance

framework. We have

done this while

implementing regulatory
requirements with rigor. This is why it is our obligation to contribute to the ongoing debate with facts and data.

In principle, we support most of the proposals as long as they are consistent with the Swiss Federal Council’s aims
of being targeted,

proportionate and internationally

aligned. However, the proposed changes

to the capital

regime
do not meet

those criteria and

are even more extreme

when you consider

Switzerland’s finalization

of Basel III

rules
well ahead of other jurisdictions.
The proposals

fail to

recognize

that UBS

has had

a consistently

strong

capital position,

business model

and risk
management

framework,

and

the

fact

that

UBS

has

not

relied

on

regulatory

concessions

or

overly

aggressive
valuations of

foreign participations.

Further, it disregards the

significant diversification

value our

foreign subsidiaries
provide to all

of our stakeholders,

including our

clients in

Switzerland. We

are strong thanks

to our global

footprint.
Not in spite of it.
In addition, the

proposal at ordinance

level only consumes

surplus capital

and cosmetically

reduces the Group

CET1
ratio. This would underrepresent the

true capital strength of the

firm on an absolute basis

and relative to peers. As
we said in June,

after including the impact of

integrating Credit Suisse and

applying the current progressive

add-
ons, UBS would be required to hold 42 billion of additional

capital.
While I

have no

doubt that

our highly

capital generative

business model

would allow

us to

meet these

requirements
over time, they would clearly impact our return

on tangible equity,

which I believe will become the more

relevant
return measure.
Theories that we can easily absorb or mitigate these capital increases and operate with a Group CET1 capital ratio only slightly above peers do not reflect reality. No matter how CET1 capital ratios are presented, the proposals still result in an increase of around 24 billion in capital at the parent bank. Of course we will evaluate all potential and appropriate

measures

to

address

negative

effects

for

our

shareholders,

but

any

mitigation

strategies,

even

if
feasible, would

come at

a significant

cost. This

is not

just our

view; the

expert opinions

commissioned by

the Federal
Council also highlighted the significant risks

these proposals present for Switzerland.
We are finalizing

our assessment

of all

twenty-two

proposals, including

capital, liquidity, resolution

and governance,
for submission

to the

public consultation

process which

concludes at

the end

of September.

As soon

as we

are
ready,

we also intend to provide a public explanation of

our positions on some of the most relevant aspects.
Based on

the fact

that we

are

already operating

with a

robust capital

buffer and

we expect

no changes

before
2027,

we

maintain

our

2026

underlying

exit

rate

targets

of

a

return

on

CET1

capital

of

around

15%

and

a
cost/income ratio of

less than 70%.

We will

provide an

update on

our longer-term return

targets as soon

as we
have more visibility on timing and outcome from the ongoing

political process.
In

the

meantime, I

am

confident that

we

can

continue

to

deliver

on

what’s within

our

control:

serving

clients,
completing the integration, supporting all

the communities where we live and work and positioning

UBS for long-
term success for the benefit of all stakeholders.
So

summing

up,

I

am

very

pleased

with

our

performance

in

the

quarter,

and

I

am

enormously

proud

of

my
colleagues for their continued dedication in

a complex and uncertain environment.
With that, I hand over to Todd.

Todd

Tuckner
Slide 5 – 2Q25 profitability driven by strong core revenue growth and positive jaws
Thank you Sergio, and good morning

everyone.

Throughout my remarks, I’ll refer

to underlying results in US

dollars and make year-over-year

comparisons, unless
stated otherwise.
Total

group profit before

tax in the second

quarter came in at

2.7 billion, a 30% increase

compared to the same
period last

year, with our

core businesses

growing their

combined pre-tax

profits by

25%. Group

revenues increased
by 4% to 11.5 billion and were

up by 8% across our

core franchises, while operating expenses decreased by

3%
to 8.7 billion, as we continue to drive

cost synergies across the group.

Included in our performance is a

litigation
reserve net release

of 427 million relating to the

settlement announced in May in connection with

Credit Suisse’s
legacy US cross-border business.
Our reported

EPS was

72 cents

and we

delivered a

15.3% return

on CET1

capital and

a cost/income

ratio of

75.4%.
Slide 6 – Net profit 2.4bn while integration continues

at pace
Moving to slide 6. We delivered another quarter of strong financial performance,

as clients turned to us for advice
and solutions to navigate a volatile and uncertain

market environment.

In Wealth Management and the Investment Bank,

we grew pre-tax profits by 24 and 28%, respectively, offsetting net interest income headwinds in our Swiss

business, while continuing to make strong progress reducing our non-
core portfolio.

In Group Items, our

year-on-year comparative also benefitted from marks on hedge positions and
own credit that affected the prior-year period.
On a reported basis, our pre-tax profit of 2.2 billion included

565 million of revenue adjustments from acquisition-
related effects and 1.1 billion of integration expenses.

In the

quarter,

we recorded

a tax

benefit of

209 million mainly

from recognizing

additional DTAs

related to

the
integration of Credit Suisse. We continue to expect our full-year 2025 effective tax rate to be around 20%, with a
higher second-half tax rate influenced by our

non-core unit’s pre-tax results, including integration costs.
Slide 7 – Achieved 70% of gross cost save ambition, on

track to achieve end-2026 target
Turning to our cost update on slide 7.

Over the second

quarter, we delivered 700 million

of incremental

gross run-rate cost

saves, bringing

the cumulative
total since the end of 2022 to 9.1 billion, or

around 70% of our total gross cost save ambition.

The overall employee

count fell sequentially

by 2%, to

124 thousand, and by

around 21% from

our 2022 baseline.
By

quarter-end,

we

nominally decreased

our

overall cost

base

by

around

11% compared

to 2022.

Even

more
impressively,

over this

same period

we’ve reduced

our operating

expenses by

22%

when adjusting

for variable
compensation and litigation, and

neutralizing

for currency effects.

On this basis

our gross-to-net save

conversion
rate is 80%.

Slide 8 – Our balance sheet for all seasons

is a key pillar of our strategy
Turning

to slide 8.

As of the end of

the second quarter,

our balance sheet for all

seasons consisted of 1.7 trillion
in total assets, up 127 billion versus the end

of the first quarter.

On a deposit base of 800 billion, our loan-to-deposit

ratio was 81%, up 1 percentage point sequentially.
At the end of June, our lending book

reflected credit-impaired exposures of 0.9%, down

sequentially by 10 basis
points.

The cost of risk increased

to 10 basis points as we recorded

Group CLE of 163 million.

This reflected net
charges of 38 million

across our

performing portfolio and

125 million on credit-impaired

positions, largely driven
by our Swiss business.

Our

tangible

equity

in

the

quarter

increased

by

[
Edit
:

to]

82 billion,

mainly

driven

by

FX

translation

OCI

and
2.4 billion in net profit.

This was partly offset by shareholder distributions

of 3 billion related to the 2024

dividend
and 0.7 billion for share repurchases.
Our tangible book value as of

quarter-end was 25

dollars and 95 cents per

share, reflecting a sequential increase
of 3%.
Overall, we continue

to operate with

a highly fortified

and resilient balance sheet

with total loss absorbing

capacity
of 191 billion, a net stable funding ratio of

122% and an LCR of 182%.

Slide 9 – Maintaining a strong capital position

Turning

to capital on

slide 9.

Our CET1 capital

ratio at the

end of June

was 14.4% and

our CET1 leverage ratio
was 4.4%.
Our common equity tier 1 capital in the

quarter increased by 4 billion principally due to

earnings accretion and FX.

As a

reminder,

the full

3 billion share

buyback planned

for 2025,

including the

2 billion

expected in

the second
half, was already reflected in our capital position at the end of the first quarter.

Risk-weighted assets rose by 21 billion sequentially,

predominantly driven by FX, with 3 billion from asset growth.

I would note that we presently operate unconstrained by the output floor,

which during 2025 is equal to 60% of
RWAs determined under the standardized approach. We are undertaking measures to minimize the impact as the output floor gradually increases to 72.5% of standardized

RWAs by 2028.
Our leverage ratio denominator

grew by 97 billion quarter-on-quarter, with over

90% of the uplift

due to currency
translation.
UBS AG’s standalone CET1 capital ratio for 2Q was 13.2%, up from 12.9% in the prior quarter.

The higher ratio
is mainly

due to

an increase

in CET1

capital, primarily

reflecting its

Swiss subsidiary’s

annual dividend

payment,
partly offset

by an

additional dividend

accrual in

the parent

bank’s own

accounts.

This brought

UBS AG’s

total
dividend accrual for the

first half of 2025 to

8 billion and comes on top

of the 6.5 billion accrued

at the end of last
year. The parent bank now expects to distribute this 6.5 billion to the holding company before the end of 2025.
I

would

highlight

that

in

managing

leverage

ratios

across

Group

entities,

we

may

pace

intercompany

dividend
accruals to

maintain prudent

capital buffers

and offset

the FX-driven

headwind on

leverage ratios

across Group
entities.

While

we maintain

our intention

to operate

UBS AG

standalone CET1

capital ratio

between 12.5

and
13%, we’d expect the Parent Bank to remain above the upper end of the target range as long as dollar weakness persists.

Slide 10 – Global Wealth Management
Turning

to our

business divisions, and

starting on slide

10 with Global

Wealth Management, which

continues to
deliver strong

net new

assets, support

clients with

diversified and

differentiated solutions,

and drive

higher revenues
on capital deployed.
GWM’s pre-tax profit was 1.4 billion,

up 24% as revenue growth outpaced

expenses by 5 percentage points.

This
translated to a year-over-year improvement in GWM’s cost/income ratio of almost

4 percentage points to 77%.

One of GWM’s enduring advantages

is its unrivaled regional breadth. This enables

us to deliver global connectivity
to our clients

at a time

when wealth is increasingly

mobile and investment capital

is rotating across

geographies,
sectors and asset classes.

As illustrated in our regional disclosure on page

20, all regions delivered double digit profit growth, led by notable strength in the

Americas and

EMEA.

In the

Americas, our

franchise delivered

improvements across

all revenue

lines,
driving profit

growth

of 48%

and a

pre-tax margin

of 12.4%,

while remaining

focused on

the execution

of its
strategic plan.

In EMEA, profit before tax

increased by 30%, driven

by strong transaction-based

revenues, coupled
with higher

recurring fees

and continued

cost discipline.

APAC

grew its

profits by

12%, driven

by double-digit
growth

in

both

transactional

and

recurring

fees,

and

supported

by

sustained sales

momentum

across

net

new
assets, mandates and deposits.

Profitability in our Swiss wealth business rose by 10% on

strong revenue growth.

Onto flows.

GWM’s invested

assets increased

by 7%

sequentially from

favorable market

conditions, FX

and positive
asset flows.
With

55 billion

of

net

new

assets

accumulated

year-to-date,

our

performance

reflects

continued

strong

client
momentum and broad-based contributions across regions.

In the second quarter,

we generated 23 billion of net
new assets, representing a

growth rate of 2.2%,

or 3.2% excluding 11 billion of seasonal

tax-related outflows in
the Americas.

Our net new

asset performance

this quarter

also reflects

continued progress in

managing the

roll-off of preferential
fixed-term deposits linked to our 2023 win-back

campaign, which is now largely completed.

This

campaign

played

a

critical

role

in

restoring

confidence

and

stability

in

the

Credit

Suisse

wealth

franchise
following

the

acquisition,

as

well

as

successfully

winning-back

client

assets.

Over

the

past

12

months,

GWM
expertly managed

to

retain

over 80%

of

maturing preferential

fixed-term deposits

on

our

platform,

converting
these investments into higher margin solutions,

including mandates.
Net new

fee generating

assets in

the quarter

were 8 billion

with positive

flows across

all regions.

Client engagement
continues to

deepen, reflected

in the

rising penetration

of fee-generating

assets across

the division

and by

sustained
momentum in

our

CIO-led signature

solutions.

At

the same

time, the

uneven market

backdrop

in

the quarter
prompted the rebalancing of portfolios towards liquidity solutions, as clients deferred new investment allocations.

As a result, we recorded 9 billion in net

new deposit inflows in the

quarter, enhancing our capacity to capture fee-
generating assets when confidence and visibility

improve.

Net new

loans in

the quarter

were

positive at

3.4 billion, driven

by EMEA

and the

Americas. Our

differentiated
partnership between Wealth and

the IB in

delivering tailored lending solutions is

a key driver

of loan growth

and
revenue momentum.
Turning to revenues, which increased by 6%.

Recurring net fee income grew by 8% to 3.4 billion supported by positive market performance and over

60 billion
in net new fee-generating assets over the past

12 months.

Transaction-based

income

was

up

by

11%

to

1.2 billion,

underscoring

strong

client

engagement

despite

the
moderating effects

of the

quarter’s V-shaped

market dynamics

on investor

sentiment. Amid

heightened market
turbulence, clients took

advantage of short-term

market opportunities

to reposition tactically.

This was particularly
evident in our investment fund and cash equity

offerings, where revenues increased by 27 and 17%, respectively.
As we entered the

third quarter,

risk assets continued to appreciate supporting portfolio

rebalancing and broadly
constructive

investor

sentiment.

This

said,

with

volatility

returning

to

more

typical

levels

and

seasonal

patterns
normalizing, we expect growth in transactional activity in GWM to moderate relative to the third quarter of 2024
when elevated volatility had a more pronounced impact

on client engagement and transaction volumes.

Net interest

income at

1.6 billion was

down 2%

year-over-year and

up 1%

quarter-over-quarter, with the

sequential
trend reflecting FX tailwinds and higher current account balances, partly offset by the effects of lower Swiss franc and euro deposit rates.

Looking ahead, we expect NII to hold steady sequentially as support from a higher day count and currency effects will be largely offset by lower deposit rates. For full year 2025, we continue to expect GWM’s net interest income to decrease by a low single-digit percentage compared to 2024.
Underlying operating

expenses were up

by 1%, with

lower personnel

and support

costs more than

offset by higher
variable compensation tied to

revenues.

Looking through variable

compensation, litigation and

currency effects,
costs were down 5% year-over-yea r.
Slide 11 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 11, where my comments will refer to Swiss francs.
P&C delivered

a second

quarter pre-tax

profit of

557 million, down

14%, driven

by an

11% reduction

in net

interest
income.

While the current

zero interest rate

environment in Switzerland in

many respects is driving

the narrative for P&C,
the business is positioning itself

for profitable growth once

rate headwinds subside and

the intensive Swiss client
platform migration work is complete. This is evidenced by growth across net new investment products, loans and
deposits, all while momentum in acquiring new

clients in the affluent and corporate space is accelerating.

Non-NII

revenues

were

down

3%,

despite

a

resilient

performance

in

our

Personal

Banking

business.

On

the
corporate

side,

in

addition to

headwinds

from

currency

translation, the

sharp

dollar

drop

and

the

widening

of
dollar-Swiss

interest

rate

spreads

caused

revenues

from

corporate

FX

hedging activity

to

slow,

while

trade and
export finance activity also reduced. This was partly

offset by higher revenues in corporate finance.
Sequentially,

NII

in

Swiss

francs

decreased

by

2%

largely

reflecting

the

effects

of

the

25-basis

point

rate

cut
announced in March, which was partly offset by targeted

deposit pricing measures and lower funding costs.

With the SNB policy rate

now at zero following the additional cut

in June, as noted previously, rate movements up
or down are

expected to benefit our net

interest income.

This said, the implied forward

curve has flattened over
the last few months, suggesting

the current rate environment

could persist for some time, broadly

keeping Swiss
franc NII

at current

levels through

the rest

of the

year.

In US

dollar terms

at current

FX, this

translates to

a sequential
low single-digit

percentage increase in

3Q and

a mid-single

digit percentage

decline year-on-year for

full year

2025.

Turning to credit loss

expense. CLE

in the second

quarter was

91 million on

an average

loan portfolio

of 249 billion,
translating to

a

15 basis

point cost

of risk,

up

7

basis points

sequentially but

marginally down

over the

last

12
months.

This included Stage 3 charges of 74 million

mainly on smaller non-performing positions.

Operating expenses in

the quarter were

down 5% as

the team remains focused

on deflating its

cost base while

the
Swiss client migration work remains ongoing.

Slide 12 – Asset Management
Moving to slide 12.

Asset Management profit before

tax was 216 million, down

5% year-on-year,

reflecting the
absence of

a gain

from disposal

that contributed

to the

prior year

quarter.

Excluding

that gain,

Asset Management’s
pre-tax profits were up 8% on 4% higher revenues.

2Q

marks

the

fifth

consecutive

quarter

that

the

business

delivered

pre-tax

profits

exceeding

200 million

–

a
testament to the business’s

strategic retooling and disciplined

execution. This consistency, achieved despite

secular
headwinds and

the integration,

underscores its

agility in

adapting to

evolving market

dynamics and

its ability

to
drive positive operating

leverage in a

transitional environment.

This positions Asset

Management well for

future
growth.

Net management fees increased by 3%,

primarily driven by FX and higher

average invested assets, which

together
outweighed the

effects of

margin compression

from clients

having rotated

into lower-margin

products over

the
past

year.

Performance

fees

were

39 million,

up

over

a

third

year-over-year,

mainly

driven

by

our

hedge

fund
businesses.
Net new money was negative

2 billion, primarily as outflows from Fixed

Income and Multi-Assets more than

offset
flows into ETFs, SMAs and money markets.
Our

investments

in

ETFs

are

yielding

results,

with

4

billion

of

inflows

in

the

second

quarter.

We

also

recently
launched our first active ETF,

offering access to our

Credit Investments Group –

a leading platform specializing in
non-investment-grade credit and

multi-credit solutions.

Our Unified Global

Alternatives unit delivered

1.5 billion
of institutional and wholesale new client

commitments, which came alongside 7 billion in

Wealth Management.

Operating expenses were 3% higher, or down 1%, excluding FX.
Slide 13 – Investment Bank
On to slide 13 and the Investment Bank.

In the IB we delivered

a profit before tax of

526 million, up 28%, and

a pre-tax return on equity

of 11.5%, leading
to a first-half pre-tax RoE of 13.6%.

Revenues increased by 13% to 2.8 billion, a record second quarter, driven by Global Markets.
Banking revenues decreased by 22% to 521 million, largely

reflecting the effects of macroeconomic uncertainties
affecting clients’ strategic decisions, especially in the

first part of the

quarter.

In Advisory,

revenues decreased by
19% despite growth in M&A in the Americas and EMEA,

where we outperformed the fee pools.

Capital Markets revenues declined

by 24%, driven by

LCM and reflecting

a continuing trend

from 1Q as

the mix
within the

LCM fee

pool in

the Americas

has shifted

towards corporates

and away

from sponsors,

where we’re
more concentrated.

Also weighing on our performance this quarter was a

markdown on a now largely de-risked
LCM

underwriting

position.

This,

together

with

a

markdown

on

hedging

positions,

drove

a

total

65-million
headwind in the quarter. ECM grew by 45%, reflecting the benefits of targeted investments and pipeline

strength
as IPO activity began to recover.

APAC was the standout regional contributor.
Looking ahead, we remain encouraged by improved market sentiment and by the strength of our pipeline, which
continues to build

and is expected

to support

our growth ambitions

in Banking

over the

coming quarters,

assuming
a constructive backdrop.
Revenues in Markets increased

by 26% to 2.3 billion,

tracking the exceptional

levels of volatility experienced

at the
start of the

quarter.

The dynamic trading

environment and elevated

client activity levels

in Equities and

FX were
once

again particularly

supportive of

our strategic

positioning and

business mix,

boosting our

ability to

capture
growth and market share.

Equities revenues were 20%

higher than the prior-year

quarter,

driven by a record

2Q
across Cash

Equities, Equity Derivatives,

and Financing.

In Financing,

top line

growth of

27% was

supported by
Prime Brokerage delivering record

-level revenues and

client balances.

FRC increased by

41%, primarily driven by
FX delivering its

best second quarter,

up 52%.

Notably,

our leading FX

trading capabilities helped

us to

capture
client demand for hedging products amid FX volatility

in the quarter.
Looking ahead,

we expect

our

markets performance

in

3Q to

reflect

seasonality and

more

normalized levels

of
trading activity and volatility, both sequentially and versus the prior year quarter.
Operating expenses rose by 7%, largely reflecting increases in personnel expenses and currency effects. Excluding
FX, costs were up 4%.

Slide 14 – Non-core and Legacy
On slide 14, Non-core and Legacy’s pre-tax profit was 1 million with negative revenues of 83 million.

Funding costs of around 120 million were partly offset by revenues from position exits in securitized products and credit.

Operating expenses

in

the quarter

were

negative 83 million

driven

by

the litigation

release

I

mentioned earlier.

Excluding litigation,

costs were

down 46%

year-on-year and

25% sequentially,

as the

team continues

to make
strong progress in driving out costs.

For the

second half

of the

year, we expect

NCL to

generate an

underlying pre-tax

loss excluding

litigation, of

around
1 billion,

including

negative

revenues

of

around

200 million,

mainly

from

funding

costs.

Revenues

from

carry,
continued

exits

and

remaining

fair

value

positions

are

expected

to

net

around

zero,

and

underlying

operating
expenses, given the ongoing strong progress, should now average around 400 million per quarter.

Slide 15 – NCL run down continuing at pace

Onto slide 15.

Since the second

quarter of 2023,

NCL has

reduced its

non-operational risk RWAs

by over 80%,
including by another 1 billion this quarter, in total freeing up over 7 billion of capital for the Group.

In addition to significantly strengthening our capital and risk position, the wind-down efforts expertly executed by the team over the past several quarters have

led to a reduction of the divisional cost base by over

two-thirds.
Also, as of

the end of

June, NCL

closed 83%

of the

14 thousand books

they started

with and decommissioned

over
half of its IT applications.

Slide 16 – Continuing to make progress towards our 2026 exit rate targets
To

sum up, with an underlying return on CET1 for the first half of the year of 13.3%

and strong execution across
key

integration

milestones,

we

remain

firmly

on

track

to

achieve

our

financial

targets

by

the

end

of

2026:

an
underlying return on CET1 capital of around 15% and

an underlying cost/income ratio of less than 70%.
With that, let’s open up for

questions.

Analyst Q&A (CEO

and CFO)
Kian Abouhossein, JPMorgan
Yes.

Thank you

for taking

my questions.

The first

question is

related to

the parent

bank, UBS

AG, where

you
gave us the number of

14.5 billion dollars of accruals.

Also clearly understand the

special dividend reserve of 6.5
billion, I'm just wondering the

8 billion accrual that

is remaining, so to

say,

can you discuss that

part and what
you will do with this part in terms of

distribution, double leverage or any other usage?

And the second question is

related to Wealth

Management US, Americas, you have advisors

down quarter-on-
quarter, can you please talk about where you are in the process of the improvement in pretax margin in Wealth
Management in the US

and the initial

thinking and thoughts post

the adjustment of advisor

incentives? Thank
you.
Todd

Tuckner
Hi, Kian.

Thanks for

the questions.

Regarding the

8 billion

you highlighted,

which is

our 1H25

accruals at

the
parent bank, the expectation

is that they'll be

upstreamed, hence the accrual. And

we will – our

expectation is
that our equity double leverage ratio

which we’ll print in the

parent in the group

accounts in the coming days,
will be sub 110% at the end

of 2Q and with what we intend to

pay up in the second half of

the year,

which is
the 6.5

billion I

highlighted in my

comments, the equity

double leverage ratio

group will

be sub

105% by the
end of the year

and moving towards

the targets that

we set out, which

is to align

with an equity

double leverage
ratio of around 100%, which is where we were pre-Credit Suisse.

In terms of Wealth

Management US and in your comments,

thank you for recognizing the

improvement in the
pretax margin and your question around advisors.

So first, we are making progress improving the pretax margin in the business.

As I've said in

the past, we have

the array of initiatives

that we reset strategically

and announced
in

4Q

and we're

chipping away

and

making strong

progress.

You

know,

in

terms of

the FA

point,

look, our
platform

in

the

US

remains

highly

attractive

for

advisors

as

we

continue

to

invest

in

technology

and

as

I've
highlighted before,

the

availability of

best-in-class CIO

insight and

joint teaming

with

the Investment

Bank

is
giving us a competitive advantage. And we're also

seeing that our platform, Kian, remains

a compelling source
of asset and profit growth for

advisors who are aligned to our strategy and

that's evidenced by the exceptional
same-store net new money growth we've seen in the first half, which is substantially above levels in each of the
last three years.

I'd also

highlight that

90% of

our FAs are

up in

T12 production.

But in

terms of

headcount, look,

the second

quarter
is typically seasonally more active in terms

of FA moves across the street and the changes we've introduced,

which
I

think

you

were

referring

to

and

which

I've

highlighted

previously,

means

that

we

could

see

some

continued
movement across firms and to the independent channel. Having said that, we're actively recruiting and we're also seeing more FAs commit to stay and retire

at UBS than at any time since we've introduced this retention program several years ago.
Kian Abouhossein, JPMorgan
Thank you.

Anke Reingen, RBC
Thank you very

much for taking

my questions.

The first

is on the

output floor, you mentioned that

you're looking
into your ability to

mitigate the currently around

48 billion of RWAs.

Can you talk a

bit more potentially

about
the magnitude you think you can mitigate?

And then secondly, sorry,

on the FX derivatives point,

can you sort of try to size the

matter for us as much as

it's
possible and did Q2 already see some impact of

potential compensations? Thank you very

much.
Todd

Tuckner
Hi,

Anke.

Thanks

for

the

questions.

On

the

output

floors,

you

know,

I

mentioned

in

my

comments,

we're
operating unconstrained

presently. You're

asking about where

we see the

potential for the

output floor to

cause
an increase in the RWAs we operate

with. So we are hard at work

in developing mitigants

to address the output
floor wherever possible. And, it's way too

early to us to prejudge where we'll come

out but we'll keep posted in
our disclosures and in my

comments from time to time to

talk about the progress

that we're making. But it's

a
clear focus for us and we still obviously have the better part of the next two years to continue to make progress
in that respect.

On the

FX matter, our

comments

previously in

this is

that we've

completed a

comprehensive review

of this

matter,
we've determined that a

very small number of clients, fewer

than 200 in just a few locations

in Switzerland who
had

exposure

to

a

product

outside

our

standard

asset

allocation

framework or

their

particular individual

risk
capacity, experienced losses mainly arising from US tariff related market volatility in April at the

beginning of the
quarter.

But

from

the

outset,

we've

taken

the

matter

very

seriously

and

where

appropriate,

we've

reached
agreements with

affected clients.

The financial

impact from

these agreements

is substantially

captured in

our
second quarter results.
Anke Reingen, RBC
Thank you.
Chris Hallam, Goldman Sachs
Yeah.

Good

morning, everybody.

Just

two

quick

questions.

So,

first

of

all,

what are

your

latest

expectations
regarding the deduction elements of the capital proposals, including whether or not they may get wrapped

into
the broader

legislative package,

i.e., taken

out the

ordinance? Do

you expect

to have

sufficient clarity

on any
potential phasing or delays in time

to be able to calibrate the

2026 distribution ambitions later or I guess,

early
next year with the fourth quarter results?

And then secondly,

just sort on

the longer term,

I guess, slide

26, the bar

chart, it's a pretty

powerful image, I
just, I wonder when you show

that to people who you're engaging

with in this topic, what's

their response, you
know, how

receptive are

they to understanding

the longer run

competitive impact on the

business from these
proposals rather than the nearer term recalibration of the rules per se? Thank you.

Sergio P.

Ermotti
Thank you. Well, first of all, I think that, as I

mentioned before, we're going to see exactly how things play out.
Honestly, I don't think we have a clear insight here on what's going to happen. The economic committee of the
Upper House will also have to opine on this proposal to basically put everything into one package. Then it's still very open if

the parliament will follow

the recommendation, should also

the Upper House Committee

propose
any change. So that really remains something that is not predictable, is not in our control. I think that's the only
thing I

can say

is that,

as I

mentioned, that

we will

now finalize

our assessment

of the

proposals and

try to

identify
how

potential

positive

strengths

of

the

proposal,

but

also

its

weaknesses, but

also

making

sure

that

people
understand that capital goes with liquidity and goes with

recovery and resolution and should also

somehow be
related to

the business model

that a

bank is

pursuing. So in

that sense,

trying to

have a

comprehensive set of
facts before coming to a decision would be probably a good

way to handle the problem. But, you know,

this is
a political problem and a political

process, we fully respect what's going

on and our aim is simply

to contribute
to

the

debate. So

as

I

said early

on

in

September,

most likely

we

will

be

able

to comment

on

this

proposals
publicly.
In respect

of this

chart, yes,

thanks for

highlighting this, because

unfortunately,

you know,

we also

saw some
other graphic

representation of

what the

new regime

would mean

and they

were confusing

a little

bit capital
requirement with the actual level of capital held by

other banks under-representing the impact in

relative terms
to us. This, we feel,

is the best way to

fully highlight what I

think is important –

it’s minimum requirement versus
minimum requirement. If a bank decides to have a buffer

above its minimum requirement, it is its own decision,
they

may

have

their

own

idiosyncratic

reasons,

but

the

binding

constraints

for

all

of

us

is

always

minimum
requirement.

Therefore,

here

you

have

a

clear

picture,

so

the average

is

11.5%, sorry

10.9% and

when you
compare it to the de-facto minimum proposal of 19%, it tells you the story.
Chris Hallam, Goldman Sachs
Okay. Thank you.
Giulia Aurora Miotto, Morgan Stanley
Good morning. Thank you for taking my

questions. I have two on capital again. So

I know that you want to run
with a

double leverage

of 100%,

which makes

sense. But

if these

capital proposals

were to

go ahead

as it

is
currently written,

which completely removes

any subsidiary double

leverage, would you

consider running with
higher levels of double leverage between

group and parent?

And then

secondly,

the stress

test results

in the

US, you

know,

showed an

improvement year-on-year and

the
capital requirement

should come

down, could

you give

us

an

update of

how much

capital do

you

expect to
upstream from the US? I think you said vaguely that you were expecting some upstreaming, but I don't know if you can quantify that. Thank you.
Sergio P.

Ermotti
Let me take that,

quickly, because somehow the technicalities

as we say, you know, we are running

our business
and our capital plan and capital returns as communicated

in the past. So, we are going to take down the equity
double leverage ratio at group level, as Todd

just mentioned, to around 100%, which is where we were before the acquisition

pending the

finalization of

these proposals.

If and

when these proposals

are fully

adopted, we
will need to then understand exactly how to mitigate and how to act. But it's now premature to talk about one item without knowing the entire

package. So this is

the only thing I

can tell you so

we're not going

to engage
into mitigation, remediation,

you know, whatever you

want to call

it before we know

exactly what the

final rules
are. So, Todd,

maybe you want to take that.

Todd

Tuckner
Sure. Thanks, Sergio.

Hi, Giulia. On

the second, appreciate

you bringing that up,

let me unpack

it a little

bit in
terms of

the US

stress tests

just to

ensure clarity

here. So

first thing

I'd say

is that,

look, the

lower drawdown
from

the

stress

tests

that

were

published,

highlights

for

me,

our

improved

strength

and

resilience

in

the

US
intermediate holding

company, including the

profitability prospects

that it

has. Secondly, I'd say

that those

DFAST
results happen to align with our

own internal capital assessment in terms of direction

of travel, which is to say,
we too are seeing improvement.

And it's also important

to remember that our internal

assessment governs

if it's
higher than the Fed's CCAR

results. I would also

mention that we manage with

appropriate buffers to support
growth and also align with supervisory expectations,

that's an important point.

The next point I

would just highlight

is that the lower

capital ratio we're working

towards, you know, has always
been part of our planning

assumptions at the end of

2023, including repatriating additional

capital as a result of
integrating

Credit

Suisse

and

otherwise

driving

greater

profitability.

And

so

all

this

is

allowing

for

capital
repatriation upside, but

all that is

factored into our

planning from the

beginning as we

see an opportunity

for
the capital ratio

to move down

and for us

to upstream capital

as a result.

And just I

would make one

other point,
just about

the current

ratio, because

sometimes this

gets overlooked

and of

course the

current ratio

that will
print in our Pillar 3 at around

20% is on a trajectory down since Credit

Suisse and it was, you know,

as high as
27%. But one point

that we shouldn't lose sight

of is that the

capital ratio in the

US is structurally higher than
the equivalent

ratio under Swiss

banking law,

primarily due

to the

absence of

things like

capital consumed by
operational risks, dividend accruals and lower

DTA threshold,

so the Swiss SRB

equivalent ratio could be 5

to 8
percentage points lower. So that's also important

to keep in mind when

looking like-for-like at our US ratio,

say,
versus other ratios within the group.
Giulia Aurora Miotto, Morgan Stanley
Thank you.

Can I

just follow-up?

So if

I understand

what Sergio

said correctly,

it's premature

to comment

on
mitigating

actions

and

you

will

only

comment

on

them

when

we

have

clarity

on

the

proposals,

but

in

my
understanding it will take quite a while to get clarity on the proposal, potentially a couple of years or so, is that
the timeline we should expect? Thanks.

Sergio P.

Ermotti
Yeah.

But if

it takes

a couple

of years,

it means

the new

regulation is

not enforced,

so we

would not

have to
implement it.

So we're

not going

to front-run

any new

capital regime, that's

clear. So we will

wait and

see exactly
what it is and when it

happens, we will then take the

appropriate time to phase in whatever

will be phased in.
So we

do expect,

it has

already been

communicated, that any

changes will

be done

with an

appropriate time
frame that allows

the bank to

manage the process

smoothly.

So I think

that's the reason

why I don't

think it's
necessary for us to start to comment on single

measures.
Giulia Aurora Miotto, Morgan Stanley
Clear. Thank you.

Jeremy Sigee, Exane BNP Paribas
Good

morning. Thank

you.

Just

a

clarification,

please,

on

the

double

leverage

question,

the

UBS

Group

AG
standalone, because it

looks to

me that

it’s down

to 108%

at first

half and

if I

add in

the 6.5

billion dividend
that's coming, it

would actually be

below 100%. Are

there any contra,

any offsets to

that that I

need to think
about? Because

it looks

to me

like that

dividend fully

eliminates the

double leverage

even before you

then receive
more dividends that you're accruing this year. So that would be helpful to clarify.

And then secondly, a question moving to Wealth Management, just really on conditions in Asia and what client behavior you're seeing,

because it

looks to me

that the

flow number was

very good

but the revenues

were a little
bit softer. So I just wondered if you could describe how Asian clients are behaving in this environment.

Todd

Tuckner
Hi, Jeremy.

Thanks for your questions.

So on the double

leverage, just to reiterate

my comments earlier,

so we
expect that the double leverage

ratio will be around 109% at

the end of 2Q. As I

mentioned, we will pay up

the
6.5 billion from

parent bank to

group in the

second half of the

year and that would

bring the double leverage
ratio to around 103% because we still, you have to account for share repurchases both on the first and second
trading line

as well

that offsets

the upstream

dividends, so

you get to

a level that,

as I

mentioned, was

sub 105%,
but to be more precise 103%.

In terms of your second question, yeah, I appreciate you bringing that up, I mean, we're seeing sustained client
momentum in APAC, the

business is doing very well across all the metrics. I think in Asia,

in particular,

some of
the

comments

that

I

was

making

in

my

prepared

remarks

about,

you

know,

there

being

somewhat

some
rebalancing

of

portfolios,

some

more

tactical

repositioning

of

portfolios,

which

is

to

say

that,

you

know,
potentially a

little bit

sideline sentiment.

It's hard

to obviously

characterize, you

know,

sophisticated investors
across that mass geography in one sentence but,

you know, if I had to, you know, I would say that there is a bit of a wait-and-see

just given some

of the uncertainty in

the environment, in the

macro environment and certainly
with

trade

policies

and

what's

happening

in

the

States

and

obviously,

that's

a

big

determinant

of

investor
sentiment in APAC.

We have seen mobility,

you know, away from

the US to an extent, you know,

I don't want
to overemphasize

that, but

we have

seen that.

So we're

seeing some

of the

macro trends

playing out

in particular.
But the activity was robust but you

can expect that, you know,

once there is more certainty priced in

and more
conviction around markets normalizing that, you

know, that business is poised to really capitalize.
Jeremy Sigee, Exane BNP Paribas
That's great. Thank you.
Amit Goel, Mediobanca
Hi. Thank you. So two

questions from me. One, just to clarify, I think the comment earlier in terms of the parent
bank CET1 ratio that whilst

dollar weakness persists, you would

look to remain above the top

end of the 12.5%
to 13% ratio. So I just

wanted to understand why or what

exactly drives that and so

when you think, or at what
level of dollar weakness or strength would mean

that you could be back into that range?

And then secondly, I guess,

a broader question again

on kind of

strategy, I mean, just it would

be good, actually,
if we could get a bit more color or it'd be helpful if we get more color in terms of the synergies between the US
Wealth business

and the

rest of

the group. I

mean, obviously, there's a

lot of

commentary about

how the

breadth
of the business is helpful, because I guess what I'm just curious about or wondering is, you know,

whilst clearly
it's core

and it's

part of the

group, you

know, how

you would react

if, for example,

there was

a credible,

you
know, unsolicited bid

for that

business. You know, how you

would be

able to

explain to

investors and

the market
why,

that remains core and why it's synergistic. If you could give a bit more color in terms of the synergies with the IB, Asset Management, et cetera.

Thank you.

Todd

Tuckner
So just quickly on the first one, yeah, just to

unpack the dynamics there. So with the FX volatility we saw in the quarter,

to be

specific dollar

weakness that

as you

saw in

or heard

in my

commentary,

even just

group

level
around

LRD, where

LRD was,

you

know,

up

over 100

billion

and most

of that

was due

to FX.

We

have that
dynamic in many

of our subsidiaries

as well,

including UBS

AG. And so

it made

its Tier

1 leverage

marginally more
constraining this quarter,

it needed to

be managed just

given the, you

know, if

you think

about the ratio,

just
with the leverage rate, the leverage ratio denominator

being so massively impacted by FX. So that's why I made
the comment about pacing intercompany dividend accruals with the thought being that we could have actually accrued more of

a dividend at

the parent bank

in Q2, if

not constrained a bit

more, marginally constrained on
the leverage side. So,

you know, that's the dynamic that

was driving why the

parent bank CET1 on a

standalone
basis drifted above

13%. And

my comment

about sort

of managing at

above or operating

above the target

level,
i.e.,

where

it

is

now

or

in

that

vicinity

is

a

result

of

the

fact

that,

we

would

continue

to

see

leverage

being
marginally constraining at current FX, say 0.80 dollar-Swiss levels.

You

asked what levels would that change?

I think it's fair to

say that everything that we

talk about in terms of
target levels is

done on a

planning basis. And

so if you

go back to

the end of

last year,

when we finalized our
three-year plan, including 2026

operating plan, you know, dollar-Swiss

was around 0.90, so, you

know, 10% or
12% stronger from

a dollar perspective and

so, you know,

that's an assumption you

could think about

sort of
getting back to

our planning levels

in managing what

we think would

be the appropriate time

to move back

into
the target range of capital.
Sergio P.

Ermotti
So thank you for the

second question. So

I think that, you know, as I

mentioned before, it's one

of the strengths
for UBS

is to

have both

in terms

of businesses,

but also

a regional

footprint, a

diversified business

model. So
when I

look at

our US

operation, I

think that

it's fair

to say

that in

Wealth Management we

are not

yet there
where we should be in terms

of profitability but as you

could see from the recent

developments, we are tackling
the issue, we

are convinced

that in the

medium term

we will

be able to

achieve a

double-digit, a

mid-teens return
on pretax profit margins. And that being then

a base to go to a higher and

notwithstanding the fact that we

do
recognize that on a like-for-like

basis it’s going to be very difficult for us to

close the gap to our peers – but we
can narrow

the gap

substantially.

Particularly when

you look

at the

wealth management

operation in

the US,
basically

the

FA-based

business

model

compared

on

a

like-for-like

to

other

peers

which

are

benefiting

from
ancillary activities

around their Wealth Management business, which contributes

to a higher margin.

So in a nutshell, what I want to say is that when I look at kind of mid-teens, high-teens pretax profit margins as part of our

diversified business

model, as part

of what

is the global,

the leading

franchise in Wealth

Management
globally

in

terms

of

diversification,

I

see

only

value

creation

for

our

shareholders.

This

is

a

highly

profitable
business. By

the way,

the US

operation benefits

from this

status as

being an

international player

with strong
capabilities, international capabilities that we bring to our

US clients. We are

sharing cost of the CIO,

sharing, I
mean, cost

of coming

up with

best products

and research

and so

on and

so forth.

So we

also have

synergies
within Wealth

Management. So, you

know,

that's the

reason why

this is

a strategic,

important component of
our strategy.

Now

in

respect

of

your

second

question,

you

will

appreciate

that

I

am

not

going

to

go

into

speculations or
commenting even remotely on hypothetical approaches

or situations.
Amit Goel, Mediobanca
Yeah. Thank you.
Benjamin Goy, Deutsche Bank
Yes.

Good morning and

two questions to

follow-up. One is

on the cost

base where your

underlying cost base
continues to track

down now

just about 36

billion, just

wondering what

is the outlook

here and how

much more
we should expect in the second half as you probably

keep on decommissioning?

And then

secondly,

net interest

income in

GWM was

stable in

the second

quarter and

now you

also guide to
broadly flat

in Q3.

Is this not

a trough

or you

want to see

how the Fed

cuts potentially more

later on and

this
could impact net interest income going forward, or is volume growth strong enough? Thank you.

Todd

Tuckner
Hi, Benjamin. Thanks for your questions. First on the cost base, and thanks for recognizing the achievement to-
date. You

know, we still

have a ways to go,

even though we're, of

course, 70% in and around

9 billion of the
13 billion. The 4 billion

that we have to go

on constant FX, you know,

is going to be kind

of split half-and-half
between technology

as you

mentioned, so

decommissioning of

our tech

stack is

going to

be critical

and the

other
half would be people related, capacity related or driving the, getting the additional 4 billion of gross cost saves.
So what you

should expect in

terms of gross

is that we're

going to stay

focused on achieving this

additional 4
billion, it's not a straight line, as we

said many times in many quarters, that the tech decommissioning can only happen after the

Swiss client migration

process is complete

around the end of

1Q26 and then

that process starts
there, so you can expect that really in the second half of 2026, we'll see a fair bit of the cost base come out on
the tech

side and

related capacity

freed up

as a

result. So,

and then

in terms

of what

that means

from a

net
perspective, of

course,

you know,

we're

going to

stay focused

on

delivering an

underlying cost

income ratio
below 70%, as we've consistently said and that's

going to be the driver of the net outcome.
On the NII outlook in Wealth, I

mean, I mentioned that it's flattish with higher loan volumes we see and higher
SBLs

offset

by

lower

deposit

rates

and

volumes

as

we're

deploying

some

of

the

dry

powder

into

investment
solutions on our platform. We see sweep balances and current accounts broadly stable. On the volume side, we
see NNL, net new

loans, expected uptick

in each of the

next couple of quarters,

so we're looking at

a 4% annual
growth rate in NNL for, you know,

for the business, so we're broadly optimistic there. Again, this is all based on
expectations around rates.

We're pricing in two

25 basis point

rate cuts by

the Fed over

the course of the

second
half of

the year, let's

see, where

that comes

in but

that's also,

you know,

impacting

on the

balance sheet

dynamics
as the way we look at it. So in terms of just troughing, I would say, look, on the basis of what we see here, you know,

we

see

moderate

upside in

2026

but

of

course,

it's

too

early

to

call

that and

we'll

come back

as we
approach 4Q and give you know more specificity around the 2026 outlook.
Benjamin Goy, Deutsche Bank
Perfect. Okay. Thank you.

Sergio P.

Ermotti
So thank you. This was the last question. As

I mentioned, we are now working on finalizing our response to the
proposals.

As

soon

as

we

are

ready

to

go,

you

know,

probably

towards

the

end

of

August,

early

part

of
September,

we will organize

a public event

in order to

basically explain our

position that we will

submit in the
public consultation. So in the meantime,

enjoy the rest of the summer and thanks for

calling in. Thank you.

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